[GREENBERG TRAURIG, LLP LETTERHEAD]

John C. Kirkland
Tel. 310.586.7786
Fax 310.586.0286
KirklandJ@gtlaw.com

April 1, 2005

BY EDGAR

Mr. Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549

Re:	Hythiam, Inc.
Post-Effective Amendment No. 1 to Form S-1 on Form S-3
Filed February 18, 2005
File No. 333-112353

Dear Mr. Riedler:

By letter of March 3, 2005 from the Staff of the Securities and Exchange Commission (“Staff”), the Staff made comments to Post-Effective Amendment No. 1 to Form S-1 on Form S-3 registration statement filed by our client Hythiam, Inc. (the “Company”) on February 18, 2005. On behalf of the Company, we are responding to the comment letter in the following numbered paragraphs, which correspond to the paragraph numbers in the comment letter.

General

1.	COMMENT. Please incorporate by reference your form 10-K for the period ended December 31, 2003.

RESPONSE. The registration statement has been revised to address your concerns. The lastest Form 10-K is incorporated by reference in paragraph (2) under “Incorporation of Certain Information by Reference” on page 29.

2.	COMMENT. Please file the consent of your independent auditors, BDO Seidman.

RESPONSE. The registration statement has been revised to address your concerns. The consent of BDO Seidman, LLP is filed as Exhibit 23.2.

If you have any questions or comments, please feel free to call me at (310) 586-7786.

Sincerely,

/s/ JOHN C. KIRKLAND

John C. Kirkland
JCK:mb